Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0287
	Washington, D.C. 20549	Expires: Pending Estimated average burden hours per response 0.5

Check this box if no longer STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP subject to Section 16.Form 4
or Form 5 obligations may continue. Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol MEADWESTVACO CORPORATION MWV						6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) HOGLUND	(First) WILLIAM	(Middle) E.	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year 09/03/02			X Director _ Officer(give title below)	___ 10% Owner ___ Other (specify below
(Street) One High Ridge Park						5.If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable) _X_ Form filed by One Reporting Person ___Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title Security (Instr. 3)			2. Trans-action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock									7104	D
Common Stock									2000	I	BY IRA

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V			Date Exercisable	Expiration Date	Title	Amount or Number of Shares
PHANTOM STOCK UNIT	1 for 1	06/03/02	A(1)	V	6.6504	A	(1)	(1)	Common Stock	6.6504			D
PHANTOM STOCK UNIT	1 for 1	09/03/02	A(2)		9.3279	A	(2)	(2)	Common Stock	9.3279		929.554	D
NonQualified Stock Option									Common Stock	736		6363	D
Limited Rights									Common Stock	622		622	D

Explanation of Responses:

  Grant of Stock Unit under the MeadWestvaco Corporation Compensation Plan as a result of a dividend issued 6/3/02.

(2) Grant of Stock Unit under the MeadWestvaco Corporation Compensation Plan as a result of a dividend issued 9/3/02.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).							/s/ David L. Santez, POA **Signature of Reporting Person				8/27/02 Date: